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CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^   (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

*   (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

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January 26, 2018

VIA EDGAR

Ms. Barbara C. Jacobs

Mr. Ryan Rohn

Ms. Christine Dietz

Mr. Jeff Kauten

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Huami Corporation (CIK No. 0001720446)
Registration Statement on Form F-1 (File No. 333-222528)
Responses to the Staff’s Comment Letter Dated January 25, 2018

Dear Ms. Jacobs, Mr. Rohn, Ms. Dietz and Mr. Kauten:

On behalf of our client, Huami Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we are separately delivering to you five courtesy copies of the Registration Statement, marked to show change to the registration statement filed with the Commission on January 12, 2018.

Securities and Exchange Commission

January 26, 2018

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff (the “Staff”) of the Commission dated January 25, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

The Company will commence the marketing activities in connection with the offering on January 29, 2018. The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about February 7, 2018, and will file the joint acceleration requests in time before the requested acceleration time. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Recent Developments, page 3

1.	Please revise to provide an analysis of the financial measures disclosed including whether the measures are consistent with the trends disclosed in your MD&A. For example, consider disclosing the impact of “Singles’ Day” if material. Also, revise to explain why you can only provide partial and preliminary information at this time.

In response to the Staff’s comment, the Company has revised pages 3, 4 and 5 of the Registration Statement.

*            *              *

Furthermore, this letter sets forth the Company’s explanation, in response to the verbal inquiries from the Staff on January 8, 2018, of the reasons behind the increase in the fair value of the ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”), from that as of August 27, 2017, the latest date on which share-based awards were granted by the Company, to the mid-point of the estimated price range for the offering, for the Staff’s review.

The Company respectfully advises the Staff that the increase in the fair value of the Ordinary Shares from US$1.93 per share as of August 27, 2017 to US$2.75 per share, the mid-point of the estimated price range of this offering (after adjusting for the ADS to class A ordinary share ratio) was primarily attributable to the following factors:

•	The public filing of the registration statement relating to this offering on January 12, 2018 reduced the uncertainties associated with our initial public offering, and significantly lowered the discount for lack of marketability from 10.0% as of August 27, 2017 to 0.0% upon completion of this offering.

Securities and Exchange Commission

January 26, 2018

•	The Company’s revenues and net income continued to grow during this period. Revenues and net income for the two months ended November 30, 2017 were RMB476.7 million (US$71.6 million) and RMB52.2 million (US$7.9 million), respectively, which exceeded the quarterly revenues and net income in the third quarter of 2017, respectively.

•	The Company launched a new self-branded smart watch in December 2017, which will further contribute to the revenue growth from our self-branded products and others segment.

•	The price range was estimated assuming this offering would be successfully completed, which would result in increased liquidity and marketability of the ordinary shares.

•	The impending launch of this offering, which will provide the Company with additional capital, enhances its ability to access capital markets to grow business and raise its profile.

The Company respectfully advises the Staff that in determining the fair value of the Ordinary Shares as of various dates before the offering, the Company, with the assistance of an independent valuation firm, has considered the guidance prescribed by the AICPA Audit and Accounting and Valuation Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Guide”).

Paragraph 10.04 of the Guide provides that:

“The ultimate IPO price is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise. The value of a private enterprise before and after a successful IPO may be significantly different. In addition, the IPO event itself increases enterprise value, because, among other things, it allows the enterprise access to the public capital markets.”

Paragraph 10.05 of the Guide provides further that:

“The IPO price also reflects an estimate of the expected valuation of the company’s shares based upon its position following a successful IPO. As a result, it normally incorporates the effect of the issuance of primary shares by the company, the proceeds from which can be used to either reduce the company’s debt level or to provide capital to fully finance the company’s expansion or development of its business plan. In contrast, most financings for earlier stage companies do not allow the company to reach break-even cash flows and to

Securities and Exchange Commission

January 26, 2018

become self-sustaining. Therefore, the IPO price recommendation may be free from the risk premium associated with the need to raise additional capital associated with earlier stage companies.”

In accordance with paragraphs 10.04 and 10.05 of the Guide, the Company believes the ultimate initial public offering price itself should not be construed as a reasonable estimate of the fair value of its ordinary shares as of various dates before this offering.

*            *              *

Securities and Exchange Commission

January 26, 2018

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Mark Lian, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10-8520-7156 or via email at mlian@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Wang Huang, Chief Executive Officer, Huami Corporation
David Cui, Chief Financial Officer, Huami Corporation
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Mark Lian, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
David Zhang, Partner, Kirkland & Ellis International LLP